April 26, 2011
VIA FACSIMILE, COURIER AND EDGAR
Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	CPM Holdings, Inc. Registration Statement on Form S-4 Filed February 11, 2011 File No. 333-172207
Dear Ms. Ravitz:
     On behalf of CPM Holdings, Inc. (the “Registrant” or the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 10, 2011 (the “Comment Letter”) regarding the above-referenced registration statement on Form S-4 of the Registrant filed on February 11, 2011 (the “Registration Statement”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.
     To facilitate your review of Amendment No. 1, this letter keys our responses to your comments and provides any requested supplemental information currently available. Where practicable, we have specifically identified the places where changes were made in Amendment No. 1. Unless otherwise indicated, references in our responses to page numbers refer to page numbers in Amendment No. 1.
     To expedite your review, we have enclosed five clean and five blacklined copies of Amendment No. 1.
General
1.	Comment: We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5,1991) and Shearman & Sterling, SEC No-Action Letter (July 2,1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: Simultaneously with the delivery of this letter, the Registrant is providing the Staff with a supplemental letter under separate cover stating that the Registrant is registering the exchange offer in reliance on the Commission’s position contained in the above referenced letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Industry and Market Data, page ii
2.	Comment: Please revise the last sentence beginning on page ii to remove the implication that you are not responsible for certain disclosure in your prospectus.
Response: In accordance with the Staff’s comment, the Registrant has revised the disclosure on page ii to remove the implication that it is not responsible for the industry and market data contained in the prospectus.
Prospectus Summary, page 1
3.	Comment: Revise the forepart of your summary to disclose your net loss and significant downturn in sales for the most recently completed fiscal year as well as the considerable uncertainty regarding market conditions.
Response: In accordance with the Staff’s comment, the Registrant has revised page 1 of the Prospectus Summary to disclose and discuss the Registrant’s net loss for the 2010 fiscal year and the ongoing uncertainty regarding market conditions.
Our Company, page 1
4.	Comment: Refer to the second sentence in this section. Please disclose how you calculate your market position. For example, is it based on sales revenue?
Response: The disclosures contained in the prospectus related to the Registrant’s market position are based upon sales revenue. In accordance with the Staff’s comment, the Registrant has revised its disclosures on pages 1, 30, 43 and 45 to reflect that the disclosures therein related to the Registrant’s market position are based upon sales revenue.
5.	Comment: Please remove the names of the companies referenced in the first paragraph of your prospectus summary and on page 30 unless you have binding agreements with them.
Response: In accordance with the Staff’s comment, the Registrant has revised pages 1 and 30 to remove the names of the Registrant’s customers.
Oil Seed, page 2

6.	Comment: Regarding the industry data that you cite in your document, please tell us whether you obtained the information from sources that are generally publicly available for no or nominal fee. If not, please file a consent pursuant to Rule 436 of the Securities Act of 1931.
Response: The industry data from the Food and Agricultural Policy Research Institute cited in the prospectus is generally publicly available for no or nominal fee (such industry data can be found at the following website link: http://www.fapri.iastate.edu/outlook/2010/text/Outlook2010.pdf). Other industry data that is not generally publicly available for no or nominal fee has been removed from the prospectus.
General
7.	Comment: As currently presented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. For guidance, see Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3) under the Exchange Act.
Response: The Registrant hereby confirms that the exchange offer will remain open at least through midnight on the twentieth business day following the commencement of the exchange offer in accordance with Rules 14e-1(a) and 14d-1(g)(3) under the Exchange Act. In accordance with the Staff’s comment, the prospectus and Exhibits 99.1, 99.2 and 99.3 have been revised to set forth an expiration time of 12:01 a.m., on an expiration date that will be at least the twenty-first business day following commencement of the exchange offer. The Registrant further confirms that the specific expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Resales, page 4
8.	Comment: Since affiliates and others listed in the second set of bullet points may not participate in the exchange, and you have defined “new notes” as notes received under this registration statement, it is unclear how these parties will come to hold new notes. Please revise or advise.
Response: The prospectus has been revised to clarify that affiliates of the Registrant, holders of old notes that would not be acquiring the new notes in the ordinary course of its business, and holders of old notes that have engaged in, intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the new notes, will not be permitted to participate in the exchange offer and, thus, will not become holders of new notes.
The New Notes, page 7

9.	Comment: We note your disclosure in the paragraph labeled “Guarantees.” Please tell us how you will comply with section 5 of the Securities Act for future domestic restricted subsidiaries that become guarantors of the new notes. In addition tell us how your offer complies with the requirements of Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) and related letters in light of this feature.
Response: The Registrant does not anticipate that any future domestic restricted subsidiaries will come into existence and be made a guarantor of the new notes during the period from the time the exchange offer is commenced until the consummation of the exchange offer. However, to the extent a future domestic restricted subsidiary comes into existence and is made a guarantor of the new notes during the offering period for the exchange offer, the Registrant would expect to file a post-effective amendment to the Registration Statement to add such additional guarantor as a registrant under the Registration Statement.
If in the future, following the expiration of the offering period for the exchange offer, the Registrant acquires or creates a domestic restricted subsidiary, the covenants in the indenture governing the new notes will require the Registrant to cause such subsidiary to become a guarantor of the new notes by entering into a supplemental indenture pursuant to which such subsidiary will agree to guarantee the Registrant’s obligations under the new notes and the indenture on the same basis as the other subsidiary guarantors as if it had originally been a party to the indenture on the date the new notes were originally issued. The creation of that guarantee will be made pursuant to the Registrant’s contractual obligations under the indenture governing the new notes and will be done without the need for any consent, approval or consideration from any of the holders of the new notes. As a result, since there will be no investment decision on the part of the holders of the new notes when a future domestic subsidiary of the Registrant becomes a subsidiary guarantor, there will not be any offer or sale of any security and, as a result, there will not be the need to file and have become effective a registration statement or to deliver a prospectus that complies with the requirements of Section 10 of the Securities Act relating to the issuance of such guarantee.
Risk Factors, page 9
10.	Comment: You disclose on page 35 that SG&A expenses increased in fiscal 2010 in part due to unfavorable currency translation effects. To the extent that you do not hedge foreign currency exposure, please include an appropriate factor disclosing this risk as well as its effect on your income.
Response: In accordance with the Staff’s comment, the prospectus has been revised on page 12 to include a risk factor highlighting currency translation risks and the fact that the Registrant does not currently hedge foreign currency exposure.

A significant portion of our revenues are dependent upon our continued ability to attract..., page 10
11.	Comment: If you presently have no large scale projects in process, please revise here and in the summary to disclose this fact.
Response: The Registrant currently has six “large scale and long-term projects” in its backlog. For this purpose, the Registrant considers a “large scale and long-term project” as a project that generates net sales in excess of $8 million. Page 10 of the prospectus has been revised to highlight the Registrant’s definition of a “large scale and long-term project”, and to disclose that the Registrant has six such projects in its backlog.
A significant portion of our revenues are dependent upon our continued ability to maintain..., page 10
12.	Comment: If the significant decline in sales you experienced in 2010 resulted from a loss of one or more of your largest customers, please revise here and in the summary to disclose this fact.
Response: The significant decline in the Registrant’s sales in 2010 did not result from a loss of one or more of its largest customers, but rather resulted in part from certain large customers ordering less of the Registrant’s products and services during such period. The reductions in the size of the orders by the Registrant’s largest customers in 2010 were generally in proportion with the reductions in orders from the Registrant’s other customers during such period.
We may have difficulty..., page 10
13.	Comment: We note the phrase “but not limited to” in the twelfth bullet point in this risk factor. Please revise to remove any implication that you have not disclosed a material risk. In addition, consider whether any of the risks described should be disclosed in a separate material risk factor.
Response: In accordance with the Staff’s comment, the Registrant has removed the phrase “but not limited to” from the twelfth bullet point in this risk factor.
If we are unable to implement and maintain..., page 13
14.	Comment: Please revise to clarify the nature of the material weaknesses in your internal controls over financial reporting related to your closing process and revenue recognition.

Response: In accordance with the Staff’s comment, the Registrant has revised page 13 of the prospectus to clarify the nature of the material weakness referenced therein.

Exchange Offer, page 22

Extensions, Delays in Acceptance..., page 24
15.	Comment: You reserve the right “to delay the acceptance of any old notes.” Clarify in what circumstances, other than those disclosed on page 25 under “Conditions to the Exchange Offer” you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.
Response: In accordance with the Staff’s comment, page 25 of the prospectus has been revised to reflect that the Registrant may delay acceptance of any old notes only due to an extension of the exchange offer. In addition, the Registrant confirms that any such delay will be consistent with Rule 14e-1(c).
Conditions to the Exchange Offer, page 25
16.	Comment: Refer to the third paragraph under this heading. Please revise to reflect the fact that you may not waive the conditions required by Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) and related no action letters.
Response: In accordance with the Staff’s comment, page 25 of the prospectus has been revised to provide that the Registrant may not waive the conditions required by the Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters.
17.	Comment: We note your disclosure in the third paragraph that you may assert your right to decline acceptance of the notes at any time. All offer conditions, except those that relate to the receipt of government regulatory approvals, must be satisfied or waived at or before the expiration of the offer. Please revise to clarify.
Response: In accordance with the Staff’s comment, page 25 of the prospectus has been revised to reflect that the Registrant may assert its rights to decline acceptance of the notes only at or before the expiration of the exchange offer.
Procedures for Tendering, page 25
18.	Comment: According to exhibit 99.1, a note holder can also tender by mail. The withdrawal procedures also appear to differ for tenders by mail. Please revise your prospectus to reflect this method of tender.
Response: In accordance with the Staff’s comment, pages 4 and 25 of the prospectus have been revised to reflect that holders of old notes may tender by mail.
Determinations Under the Exchange Offer, page 26

19.	Comment: We note that you reserve the right to waive conditions as to particular old notes. Please clarify under what circumstances you would treat holders differently.
Response: Page 26 of the prospectus has been revised to clarify that the Registrant may waive defects or irregularities (but not conditions of the exchange offer) with respect to the tender of any particular notes.
When We Will Issue New Notes, page 26
20.	Comment: Please disclose to state that you will issue the new notes promptly after expiration of the offer. Refer to Rule 14e-1(c) of the Exchange Act.
Response: In accordance with the Staff’s comment, page 26 of the prospectus has been revised to disclose that the Registrant will issue the new notes promptly after the expiration of the exchange offer.
Return of Old Notes..., page 26
21.	Comment: Please reconcile the last sentence in this section with the second sentence of the second paragraph on page 27. Refer to Rule 14a-1(c) of the Exchange Act.
Response: In accordance with the Staff’s comment, both references have been reconciled to provide that the actions referenced therein will occur promptly after the expiration or termination of the exchange offer.
Use of Proceeds, page 28
22.	Comment: Please specify the use of proceeds from the old notes.
Response: In accordance with the Staff’s comment, page 28 of the prospectus has been revised to specify the use of proceeds from the original issuance of the old notes.
Management’s Discussion and Analysis..., page 30
23.	Comment: Please clarify the reference in the first paragraph to the “previously distributed prospectus.”
Response: The prospectus has been revised to correct the reference to the financial statements included in the registration statement.
Market Conditions and Outlook, page 31
24.	Comment: Refer to the third sentence in this section. Please identify the markets that have experienced an increase in order intakes. In addition, provide quantitative or other information that will make this disclosure meaningful to investors.
Response: In accordance with the Staff’s comment, page 31 of the prospectus has been revised to identify the markets that have experienced an increase in order intakes and to disclose the change in the Registrant’s backlog associated with this increase.
25.	Comment: We note the decreased margins due to a geographic product mix in the last paragraph on page 34. Therefore, please clarify your disclosure in the penultimate sentence of the first paragraph of this section regarding improved margins due to a more favorable product mix and gain in volume efficiencies.
Response: In accordance with the Staff’s comment, page 31 of the prospectus has been revised to disclose that the Registrant’s gross margins in fiscal 2011 are expected to remain stable as anticipated gains in volume efficiencies are expected to be offset by a slightly higher concentration of sales to Asia, where the Registrant’s margins at typically lower.
Critical Accounting Policies, page 31
26.	Comment: We note that you do not include stock based compensation as a critical accounting policy. In that regard, we see that you use the Black-Scholes option-pricing model to determine the fair value of stock options. In addition, we see the discussion in Note 8 on page F-25 that your management and board of directors set the exercise price for option grants based upon their best estimate of the fair value of the common stock at the date of grant. Please revise to include a discussion of the judgments and uncertainties inherent in the valuation of your stock options, including the specific methods and assumptions used to value your common shares in determining the fair value of stock options granted.

Response: The Registrant notes that it has not granted any options or stock grants in approximately 3 1/2 years and does not anticipate granting additional options or stock grants in the near future. Accordingly, the Registrant does not currently consider stock based compensation as a critical accounting policy for the Registrant.

27.	Comment: For equity issuances granted during the 12 months prior to the most recent balance sheet included in the registration statement, please disclose the number of options or shares granted, the exercise price, the fair value of the common stock and the intrinsic value, if any, per option.
Response: The Registrant confirms that it did not issue any options or stock grants during the 12 months prior to the most recent balance sheet included in the registration statement.
Impairment of Goodwill, Other Intangible Assets and Other Long-Lived Assets, page 32

28.	Comment: Please revise to disclose your reporting units for the purposes of your goodwill impairment analysis. At a minimum, please disclose the number of reporting units.
Response: In accordance with the Staff’s comment, page 32 of the prospectus has been revised to reflect that the Registrant’s goodwill impairment analysis is undertaken with respect to each of the Registrant’s 14 reporting units.
Results of Operations, page 34
Fiscal year ended September 30, 2009 compared to fiscal year ended September 30, 2010
29.	Comment: We see that you explain fluctuations in revenues by citing decreases and increases in sales to certain markets. Please revise to also disclose the reason for those fluctuations. Please also apply to your discussions of changes in expense accounts and to the results of operations discussion for the prior year.
Response: In accordance with the Staff’s comment, the Results of Operations section of the Management’s Discussion and Analysis has been revised to include discussions of the reasons for the fluctuations in sales and expense accounts.
30.	Comment: In addition, throughout results of operations, we note that you attribute increases or decreases in revenues and expenses to multiple items. Please revise to quantify each item that contributed to the fluctuation of the line item. For example, we see that S&A increased due to increased bad debt reserves and unfavorable foreign currency translation effects. Please quantify each item and explain why those items increased. Please also apply to your results of operations discussion for the prior year.
Response: In accordance with the Staff’s comment, the Results of Operations section of the Management’s Discussion and Analysis has been revised to quantify and discuss the various items attributing to fluctuations in revenues and expenses.
Liquidity and Capital Resources, page 38
31.	Comment: You indicate that the $14.5 million of revolving credit borrowing is subject to a borrowing base. Please disclose whether you currently have access to the entire amount.

Response: In accordance with the Staff’s comment, the prospectus has been revised to disclose that the Registrant had $12.3 million in availability under its borrowing base at December 31, 2010.

32.	Comment: We see from page F-3 that accounts receivable increased 9% from $38.9 million at September 30, 2009 to $42.5 million at September 30, 2010. We also see that revenues decreased from 4% during that same period. Please revise to disclose why accounts receivables increased at September 30, 2010 and provide an indication of any changes in terms or collectability issues.
Response: In accordance with the Staff’s comment, page 40 of the prospectus has been revised to disclose that, although the Registrant’s sales for the entire 2010 fiscal year were less than its sales for the entire 2009 fiscal year, the Registrant’s sales in the fourth quarter of its 2010 fiscal year were 27% higher than its sales in the fourth quarter of its 2009, and that this increase in sales during the fourth quarter of the 2010 fiscal year was the primary reason for the increased accounts receivables at the end of the 2010 fiscal year.
Quantitative and Qualitative Disclosure about Market Risk, page 40
33.	Comment: We note that you have not provided quantitative disclosure about market risk as it relates to changes in foreign currency rates and commodity prices. Please tell us your basis for omitting this disclosure or provide the required disclosure as set forth in Item 305 of Regulation S-K.

Response: The Registrant notes that it currently does not hedge currency risk and commodity price risk through formal hedge arrangements. In accordance with the Staff’s comment, page 42 of the prospectus has been revised to disclose that the Registrant currently does not hedge currency risk and commodity price risk through formal hedge arrangements.

Environmental and Health and Safety Matters, page 49
34.	Comment: In the fourth paragraph, please clarify what you mean by Phase I and Phase II.
Response: In accordance with the Staff’s comment, page 51 of the prospectus has been revised to include a description of Phase I and Phase II environmental assessments.
Management, page 51
35.	Comment: For each person serving as director, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that that person should serve as director, in light of your business and structure.
Response: In accordance with the Staff’s comment, pages 53 and 54 of the prospectus have been revised to include a description of each director’s qualifications to be on the board of directors of the Registrant.
Executive Compensation, page 53
Compensation Determination Process, page 53

36.	Comment: We note your discussion of the compensation allocation among the different types; however, please disclose how you determine the allocation between long-term and currently paid out compensation.
Response: In accordance with the Staff’s comment, page 55 of the prospectus has been revised to disclose how the Registrant determines the allocation between long-term and currently paid out compensation.
Base Salaries, page 54
37.	Comment: We note that certain elements of your compensation are set so that they are “competitive with comparable companies,” which appears to be benchmarking. To the extent you engage in benchmarking, please disclose the names of these comparable companies. In addition, reconcile the first sentence in this section with the third sentence where you disclose that compensation decisions are based on subjective analysis.
Response: The Registrant confirms that it does not undertake any formal benchmarking, and page 56 of the prospectus has been revised to delete the reference to salaries that are “competitive with comparable companies”.
38.	Comment: To the extent that you benchmark any element of your compensation to a peer group, please disclose how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.
Response: The Registrant confirms that it does not benchmark executive compensation to a peer group.
39.	Comment: We note your disclosure that compensation levels are subject to adjustment upon the recommendation of your chief executive officer. Please disclose what role your CEO has, if any, in setting his own compensation package.
Response: In accordance with the Staff’s comment, page 56 of the prospectus has been revised to disclose that the compensation package for the Registrant’s CEO is determined by the Board of Directors, or a subcommittee thereof, and that the Registrant’s CEO does not participate in any meetings or deliberations with respect to his own compensation package.
Cash Bonuses, page 54
40.	Comment: We note that you have not provided a quantitative discussion of the corporate financial and individual performance goals to be achieved in order for your executive officers to earn their discretionary cash bonuses and equity-based compensation. Please provide such disclosure or alternatively tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(h)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).
Response: In accordance with the Staff’s comment, page 56 of the prospectus has been revised to disclose the specific performance targets that have been established by the Registrant’s board of directors for the purposes of determining cash bonuses.
Outstanding Equity Awards..., page 57
41.	Comment: Please disclose by footnote the vesting dates of the option and stock awards in your table.
Response: In accordance with the Staff’s comment, page 59 of the prospectus has been revised to disclose the vesting dates of the option and stock awards.
Employment Agreements, page 57
42.	Comment: Please provide quantitative disclosure relating to potential benefits upon termination. Refer to Item 402(j) of Regulation S-K.
Response: In accordance with the Staff’s comment, the prospectus has been revised to include a quantitative discussion of potential benefits upon termination.
Certain Relationships..., page 59
43.	Comment: Please disclose whether this exchange falls into the provision described in the third sentence of the first paragraph of page 59. If it does, disclose the fees owed.
Response: The Advisors under the Management Agreement are not entitled to a fee in connection with the exchange offer and the prospectus has been revised to disclose that no such fee is owed in connection with the exchange offer.
44.	Comment: Refer to the last sentence on page 60. Please disclose the lease terms and, if subject to a written agreement, please file the agreement as an exhibit.
Response: In accordance with the Staff’s comment, the prospectus has been revised to disclose the lease term and monthly rent payable in respect of this lease.

Consolidated Financial Statements
General
45.	Comment: Please update your financial statements as required by Rule 3-12 of Regulation S-X.

Response: In accordance with the Staff’s comment, the prospectus has been revised to include the Registrant’s financial statements for the quarters ended December 31, 2010 and 2009.

Note 2. Significant Accounting Policies
Goodwill, page F-9
46.	Comment: Regarding the goodwill impairment loss recorded during fiscal year 2010, please revise to disclose the reporting unit that was subject to impairment In addition, please include a description of the facts and circumstances leading to the impairment. Please note that this discussion should focus on the economic or business reasons that goodwill was impaired for the reporting unit. Please also clarify how you determined that there was no further impairment of goodwill considering the declining revenues each period. Refer to FASB ASC 350-20-50-2.
Response: In accordance with the Staff’s comment, the discussion on page F-9 has been revised to disclose the reporting unit that was subject to impairment, the underlying facts leading to the impairment, and management’s determination regarding any further impairment in respect of such reporting unit.
Revenue and Cost Recognition
47.	Comment: Please revise your revenue recognition policy to more specifically describe how you apply each of the criteria you outline for sales in the Process Equipment segment. For instance, clarify what you consider to be pervasive evidence of an arrangement, why shipment is the appropriate timing for revenue recognition, how you determine that the sales price is fixed or determinable and how you determine collectability is reasonably assured. In this regard, we see that testing is sometimes performed at the customer’s location. Please disclose how that impacts the timing of revenue recognition.

Response: In accordance with the Staff’s comment, pages 31, 32 and F-10 have been revised to include a more detailed discussion of the Registrant’s revenue recognition policy, to disclose that the Registrant considers the recognition criteria to be met at the time when the risk of loss and title passes to the customer, which is based upon shipment terms. Additionally, the reference in the prospectus related to assembly and testing performed at the customer’s location relates to our Engineering Process Systems segment that utilizes the percentage of completion method of accounting for revenue recognition. Contract costs include any costs for assembly and testing that may be performed at a customer site and are factored into the percentage of completion accounting.

48.	Comment: As a related matter, as applicable, the policy disclosure should also address customer acceptance provisions, return policies, post shipment obligations, warranties, credits and discounts, rebates, stock rotation rights and price protection or similar privileges, including how these matters impact revenue-recognition.

Response: In accordance with the Staff’s comment, the Registrant has revised the policy disclosure to reflect that the Registrant has no additional post shipment or other contractual obligations or performance requirements and does not provide any rights of return, credits or other pricing adjustments affecting revenue recognition once the criteria noted have been met.

Note 5. Debt, page F-19
49.	Comment: We reference the disclosure that you determined the fair value of your interest rate swaps using “level 2 inputs.” Please revise to disclose the actual method used to determine the fair value of the interest rate swaps.

Response: In accordance with the Staff’s comment, pages F-21 and F-41 have been revised to disclose that the fair value of interest rate swaps are determined using a valuation model reflecting the terms of the swaps, the period to maturity, and market-based parameters such as interest rates, volatility and the credit quality of the counterparty.

Index of Exhibits
50.	Comment: Please file a copy of the subscription agreements mentioned on page 59.
Response: In accordance with the Staff’s comment, the subscription agreements mentioned on page 59 are filed as exhibits to Amendment No. 1.
Exhibit 1.1
51.	Comment: We note the references to an exhibit A. We also note various references to exhibits in exhibit 2.1. Please file complete copies of your exhibits.
Response: In accordance with the Staff’s comment, the Registrant has included the exhibits to such exhibits in Amendment No. 1.
Exhibit 5.1
52.	Comment: Since counsel will not undertake to update the opinion, please have counsel provide an opinion dated as of the date of effectiveness.
Response: The Registrant confirms that counsel to the Registrant will provide an opinion dated as of the date of effectiveness.

53.	Comment: Investors are entitled to rely on the opinion. Please delete the final paragraph.
Response: Exhibit 5.1 has been revised in accordance with this comment.
Exhibit 23.1
54.	Comment: Please include a currently dated and signed consent from your independent auditors with your next amendment.
Response: In accordance with the Staff’s comment, a currently dated and signed consent from the Registrant’s independent auditors is filed as Exhibit 23.1 to Amendment No. 1.
Exhibit 25.1
55.	Comment: We note that the name of the obligor on page 1 of this exhibit is CPM Holdings, Inc. 1. Please advise. In addition, it appears that your Form T-1 and an exhibit to the Form are not signed. Please file this exhibit with all required signatures.
Response: A revised Exhibit 25.1, which has been revised to reflect the correct name of the obligor, and a Form T-1 with all required signatures, are filed as an exhibit to Amendment No. 1.
Exhibit 99.1
56.	Comment: Please delete the language requiring the holder of the notes to acknowledge or certify that he or she has read or reviewed all of the terms of the exchange offer. We note, for example, the first sentence of the paragraph beginning with “By signing this letter” on page 1 and the last sentence of the third paragraph on page 7 of the exhibit.
Response: Exhibit 99.1 has been revised in accordance with this comment.
57.	Comment: Refer to the second paragraph on page 12. We are unable to find the caption “The Exchange Offer — Book — Entry Transfer” in the prospectus. Please advise.
Response: Exhibit 99.1 has been corrected to refer to the caption “The Exchange Offer — Procedures for Tendering” in the prospectus.
*     *     *

We would appreciate receiving the Staff’s further comments or questions with respect to the Registration Statement as soon as possible. Please direct any comments or questions you may have regarding the foregoing to the undersigned at (212) 506-2549.
Sincerely,
Todd E. Bowen

cc:	Douglas Ostrich, CPM Holdings, Inc.